Bank and Thrift Opportunity Fund

Shareholder meeting
On March 22, 2006, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 81,026,978 shares of beneficial interest were voted at the meeting. The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                                       WITHHELD
                             FOR                       AUTHORITY
James R. Boyle               78,335,144                2,691,834
Ronald R. Dion               78,354,208                2,672,770
Charles L. Ladner            78,344,941                2,682,037
John A. Moore                78,382,604                2,644,374

The shareholders ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditor for the fiscal year ending October 31, 2006, with votes tabulated as follows: 79,732,629 FOR; 833,055 AGAINST and 461,294 ABSTAINING.